                                                 -------------------------------
                                                  OMB APPROVAL
                                                 -------------------------------
                                                  OMB Number:   3235-0145
                                                  Expires:  October 31, 1999
                                                  Estimated average burden
                                                  hours per form ....... 14.90
                                                 -------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*


   ebix.com, Inc (Formerly known as Delphi Information Systems, Inc)
--------------------------------------------------------------------------------
                               (Name of Issuer)


   Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  247171101
        ---------------------------------------------------------------
                                (CUSIP Number)


  Mark C. Headrick (612) 335-8683

  Coral Group, Inc. / 60 South 6th Street, Suite 3510, Minneapolis, MN 55402
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    4/27/01
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247171101                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Coral Partners II, a limited partnership
      (formerly IAI Venture Partners II, a limited partnership)
      0000924591
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,282,623
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,282,623
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,282,623
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247171101                                      PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Coral Management Partners II, Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,282,623
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,282,623
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,282,623
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247171101                                      PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Yuval Almog
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          66,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,282,623
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          66,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,282,623
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,348,623
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.87%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247171101                                      PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter H. McNerney
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,282,623
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,282,623
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,282,623
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.40%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer
---------------------------

Security: This amended Schedule 13D, originally filed under the reporting person of IAI Venture Partners II, a limited partnership, and now filed under the reporting person of Coral Partners II, a limited partnership, reflects beneficial ownership of the issuer's Common Stock, par value $.10 per share, converted from Series D Preferred Stock, par value $.10 per share (the "PS D Stock")(formerly Series A Preferred Stock), Series C Preferred Stock, par value $.10 per share (the "PS C Stock") and Convertible Promissory Note (the "Note") and Non-Qualified Stock Option Plan for Directors, par value $.10 per share (the "Plan") owned by a general partner of Coral Partners II.

Issuer:   ebix.com Inc.
          1900 E. Golf Rd
          Suite 1200
          Schaumberg, IL 60173

Item 2. Identity and Background
--------------------------------

     Coral Partners II, a limited partnership ("CP II") (formerly named IAI Venture Partners II, a limited partnership), with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402, is in the business of making venture capital investments in operating companies. The general partner of Coral Partners II is Coral Management Partners II, Limited Partnership ("CMP II"), with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402. The general partners of CMP II are Yuval Almog and Peter McNerney.

The following sets forth the names, business addresses, and principal occupation of each General Partner within CMP II:

Name                               Address            Principal Occupation
----                               -------            --------------------

*Yuval Almog               60 South Sixth Street       Managing General Partner
                           Suite 3510
                           Minneapolis, MN 55402

Peter McNerney             60 South Sixth Street       General Partner
                           Suite 3510
                           Minneapolis, MN 55402

The following sets forth employees of Coral Group, Inc. ("Coral"), a Delaware corporation, shareholders of the issuer:

                                    6 of 10

Name                               Address                  Principal Occupation
----                               -------                  -------------------

Mark Headrick                      60 South Sixth Street    Senior Associate
                                   Suite 3510
                                   Minneapolis, MN  55402

     All such individuals are United States citizens.

     To the best of the undersigned's knowledge, during the past five years neither CP II, a partner of CMP II, nor an employee of Coral Group, Inc. has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body that resulted in judgment or final order regarding violations of federal or state securities laws.

     * Yuval Almog, a General Partner in Coral Management Partners II, Limited Partnership, with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402; was elected a non-employee Director of Delphi Information Systems, Inc. (the former name of ebix.com) on September 9, 1991, and became Chairman of the Board on September 17, 1993 held until November 20, 2000.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Name                             Amount of Funds        Source
----                             ---------------        ------

Coral Partners II,               $6,913,114.80 *        Contribution to
a limited partnership                                   capital by limited
                                                        partnership

Employee of Coral:                                      Contribution to capital
                                                        by personal funds of
Yuval Almog                      $  210,718.75*         employee


Mark Headrick                    $    7,035.80 **       Contribution to capital
                                                        by personal funds of
                                                        employee

* Includes Common Stock acquired upon the conversion of Series D Preferred Stock, Series C Preferred Stock, Convertible Promissory Note, and Redeemable Warrants.

** Includes Common Stock acquired upon conversion of Series D Preferred Stock investment and open market purchases.

                                    7 of 10

     None of the funds used in purchasing the shares were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction
-------------------------------

     All the entities identified in item No. 3 (the "Investors") (except Mark Headrick who does not own Redeemable Warrants) purchased the Common Stock and Redeemable Warrants for investment purposes. The entities acquired the Common Stock and Redeemable Warrants through the conversion of: i) PS D Stock purchased pursuant to the Series A Stock Purchase Agreements dated May 29, 1991, and January 8, 1993, subsequently exchanged for Series D Preferred Stock on May 19, 1994; ii) the PS C Stock purchased pursuant to Stock Purchase Agreement dated December 21, 1993; iii) the Note purchased pursuant to the Note Purchase Agreement dated March 15, 1994 (collectively the "Purchase Agreements"), iv) the purchase of units (consisting of common stock and Redeemable Warrants) offered by the Issuer on January 16, 1997, and v) various open market purchases. The PS D, PS C and Note were converted to Common Stock on April 19, 1996. Upon the conversion of the Note, in addition to the Common Stock issued, Redeemable Warrants to buy common stock at $7.50 (on a post split basis) per share were also issued. CP II exercised the Redeemable Warrants on June 14, 1999.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     Coral Partners II currently owns 1,282,623 shares of common stock converted from 13,054 shares of Series D Preferred Stock, 14,603 shares of Series C Preferred Stock, the Convertible Promissory Note and 200,000 Redeemable Warrants exercised at $7.50 per share on June 14, 1999. The Common Stock represents 9.4 % of the Issuer. The following percentage interest represents the total shares indirectly owned by each general partner whose individual percentage interest in the company remains less than 5%; Yuval Almog 1.06% and Peter McNerney .35%. Coral Partners II has sole voting power and power of disposition of its shares. CMP II exercises such power as general partner of Coral Partners II.

     The following individuals are employees of Coral Group, Inc.: Mark Headrick 1,407 of Common Stock and .001%. This individual has sole voting and dispositive power over his respective shares. Coral Partners II disclaims beneficial ownership over all such shares presented in this paragraph.

     Yuval Almog, the Managing General Partner of CMP II and a non-employee Director and Chairman of the Board of Delphi Information Systems, Inc., has been granted a non qualified option pursuant to the Company's Non Qualified Stock Option Plan for Directors to purchase 30,000 shares of the Company's common stock. The stock is priced at various exercise prices. To the extent exercisable, these options shall be exercisable in whole or in part at any time or in part from time to time. This individual has sole voting and dispositive power over these shares.

                                    8 of 10

Item 6. Contracts, Arrangements, Understandings or relationships with respect
-----------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     Coral Partners II purchased Series D Preferred Stock pursuant to the Series A Preferred Stock Purchase Agreements dated May 29, 1991, and January 8, 1993, subsequently exchanged for Series D Preferred Stock on May 19, 1994, purchased Series C Preferred Stock pursuant to Stock Purchase Agreement dated December 21, 1993, and purchased the Convertible Promissory Note pursuant the Note Purchase Agreement dated March 15, 1994 (the "Purchase Agreements"). Purchased the Redeemable Warrants pursuant to an offering of units (consisting of common stock and Redeemable Warrants) by the Company on January 16, 1997. These Purchase Agreements contain representations and warranties of the issuer and certain ongoing obligations and limitations. The investors have certain registration rights as described more fully in the Purchase Agreements attached as exhibits to the previously filed 13D and first amendment. The PS C Stock, PS D Stock, the Note and the Redeemable Warrants were converted into Common Stock.

     Pursuant to the provisions of the Non Qualified Stock Option Agreement, the options are not transferable by the Optionee otherwise than by will or the laws of descent and distribution, and are exercisable, during the lifetime of the Optionee, only by him or by his guardian or legal representative.

Item 7. Material to Be Filed as Exhibit
---------------------------------------

     Not applicable.

                                    9 of 10

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2001                       Coral Partners II, a limited partnership

                                  By    Coral Management Partners II,
                                        Limited Partnership, Its: General
                                        Partner


                                        /s/ Yuval Almog
                                        -----------------------------------
                                        Yuval Almog
                                        General Partner

                                  Individual Reporting Persons:

                                  By    /s/ Yuval Almog
                                        -----------------------------------
                                        Yuval Almog, General Partner

                                        /s/ Peter H. McNerney
                                  By    -----------------------------------
                                        Peter H. McNerney, General Partner

                                    10 of 10